May 16, 2016

VIA EDGAR

Ms. Suzanne Hayes

Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Mail Stop 4720

Washington, D.C. 20549

Re:	Merus B.V. (the “Company”)

Registration Statement on Form F-1 (File No. 333-207490)

Dear Ms. Hayes:

In accordance with Rule 461 under the Rules and Regulations of the Securities and Exchange Commission under the Securities Act of 1933, as amended (the “Securities Act”) and as representatives of the several underwriters of the Company’s proposed initial public offering of common shares, we hereby join in the Company’s request that the effectiveness of the above-referenced Registration Statement, as amended, be accelerated to 4:00 p.m. Eastern Daylight Time, on Wednesday, May 18, 2016, or as soon thereafter as practicable.

Pursuant to Rule 460 under the Securities Act, we wish to advise you that between May 9, 2016 and the date hereof, approximately 982 copies of the Preliminary Prospectus dated May 9, 2016 were distributed to prospective underwriters, institutional investors, prospective dealers, individuals and others.

We wish to advise you that the undersigned, as representatives of the several underwriters, have complied and will continue to comply, and we have been informed by the participating underwriters that they have complied and will continue to comply, with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

[Signature Page Follows]

Very truly yours,

Citigroup Global Markets Inc.
Jefferies LLC
As Representatives of the several Underwriters

CITIGROUP GLOBAL MARKETS INC.

By:	/s/ Aradhana Sarin
	Name:	Aradhana Sarin
	Title:	Managing Director

JEFFERIES LLC

By:	/s/ Matthew Kim
	Name:	Matthew Kim
	Title:	Managing Director

[Signature Page to Merus B.V. Acceleration Request]